July 20, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Vyrex Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed March 29, 2005

File No. 000-27866

Dear Mr. Rosenberg:

Listed below is the response to your comments based on your review of Vyrex Corporation’s financial statements and related disclosures reflected in Form 10-KSB for the fiscal year ended December 31, 2004.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. After reviewing your inquiry our Accounting Firm confirmed that based on Rule 2-05 of Regulation S-X a certification from Ernest & Young should have been included in the filing for the fiscal year 1999 along with their own certification for that year. J. H. Cohn were the auditors for Vyrex from 1991 through 1995. Both Ernest & Young and J. H. Cohn provided consents for the 1996 10-KSB. Earnest & Young audited the financials as of December 31, 1996 and J. H. Cohn audited the financials as of December 31, 1995. J. H. Cohn was reengaged April 22, 1999 and audited the financials for fiscal year ending December 31, 1999. Since this oversight goes back a number of years please provide guidance on how we can rectify the situation without being cost prohibitive to a Company our size and with our limited capital.

2. Summary of Significant Accounting Policies page F-9

2. The three current employees have agreed to provide services without receiving any additional compensation. Stock options were previously granted to the employees as a reward for their efforts. The Company does not have any liability for any accrued or deferred salaries for the current employees. In the event the Company should receive sufficient funding to support salaries, the current employees would receive salaries going forward from that date.

4. License and Collaboration Agreements, page F-11

3. The Company has one license agreement in place that provides revenue to the Company. The terms of the agreement requires the licensee to pay the Company a minimum royalty fee on a quarterly basis for the right to a Company patent for boron complexes. The Company recognizes revenue of $22,500 on a quarterly basis in accordance with the terms of the license agreement. The agreement stipulates that if the license is terminated by the licensee the licensee must pay the Company the minimum agreed on minimum royalty payment for 120 days beyond the date of termination.

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in the filings. The Company understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vyrex’s small but dedicated staff works diligently at meeting the requirements of the SEC to maintain our public status while seeking additional license or collaboration agreements that will provide additional revenue to the Company and value to our shareholders. We are currently in negotiations to complete a reverse merger that will be in the best interest of the Company and our shareholders.

Sincerely,

/s/    G. DALE GARLOW

G. Dale Garlow

President & CEO

Vyrex Corporation